Exhibit 12.1

GREAT WESTERN BANCORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended June 30 2005	Year Ended June 30 2004	Year Ended June 30 2003	Year Ended June 30 2002	Year Ended June 30 2001	Year Ended June 30 2000
Income before income taxes and minority interest in net income of subsidiaries	46,995	39,996	26,388	21,246	14,862	13,988
Add:
Interest expense, including interest on deposits	49,976	42,063	48,205	60,181	51,825	31,515

Income as adjusted	96,971	82,059	74,593	81,427	66,687	45,503

Preferred dividend requirements	671	676	721	900	152	152
Ratio of income before provision for income taxes to income before minority interest	153%	154%	159%	153%	150%	147%
Preferred dividend factor on pretax basis	1,027	1,043	1,150	1,380	227	223
Fixed charges interest expense, including interest on deposits	49,976	42,063	48,205	60,181	51,825	31,515

Fixed charges and preferred dividends	51,003	43,106	49,355	61,561	52,052	31,738

Ratio on earnings to fixed charges and preferred dividends, including interest on deposits	1.90%	1.90%	1.51%	1.32%	1.28%	1.43%

Income before income taxes and minority interest in net income of subsidiaries	46,995	39,996	26,388	21,246	14,862	13,988
Add:
Interest expense, excluding interest on deposits	15,082	13,035	12,412	13,561	9,520	5,699

Income as adjusted	62,077	53,031	38,800	34,807	24,382	19,687

Preferred dividend requirements	671	676	721	900	152	152
Ratio of income before provision for income taxes to income before minority interest	153%	154%	159%	153%	150%	147%
Preferred dividend factor on pretax basis	1,027	1,043	1,150	1,380	227	223
Fixed charges interest expense, excluding interest on deposits	15,082	13,035	12,412	13,561	9,520	5,699

Fixed charges and preferred dividends	16,109	14,078	13,562	14,941	9,747	5,922

Ratio on earnings to fixed charges and preferred dividends, excluding interest on deposits	3.85%	3.77%	2.86%	2.33%	2.50%	3.32%